Exhibit (d)3 under Form N-1A
Exhibit 10 under Item 601/Reg. S-K

Amendment #1 to Investment Advisory Contract

Federated U.S. Government Securities Fund:  1-3 Years
(formerly:  Federated Short- Intermediate Government Trust)

For all services rendered by Adviser hereunder, the Trust shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual gross investment advisory fee equal to 0.30 of 1% of the average daily net assets of the Trust. Such fee shall be accrued and paid daily at the rate of 1/365th of 0.30 of 1% of the daily net assets of the Trust.

Witness the due execution hereof this 1st day of December, 2008.

FEDERATED U.S. GOVERNMENT SECURITIES FUND:  1-3 YEARS

By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President

FEDERATED INVESTMENT MANAGEMENT COMPANY

By:  /s/ John B. Fisher
Name:  John B. Fisher
Title:  President/CEO